Blushington Holdings Inc.

(a Delaware Corporation)

Reviewed Combined Financial Statements

As of the year ended December 31, 2023 and
December 31, 2022

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Blushington Holdings Inc.
Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

Combined Balance Sheet as of December 31, 2023 and December 31, 2022   FS-4

Combined Income Statement for the year ended December 31, 2023 and December 31, 2022   FS-6

Combined Statement of Changes in Stockholders' Equity for the year ended December 31, 2023 and December 31, 2022   FS-7

Combined Statement of Cash Flows for the year ended December 31, 2023 and December 31, 2022   FS-8

Notes and Additional Disclosures to the Combined Financial Statements as of the year ended December 31, 2023 and December 31, 2023   FS-9




Independent Accountant's Review Report

May 27, 2024
To: Board of Directors of Blushington Holdings Inc.
Re: 2023-2022 Financial Statement Review– Blushington Holdings Inc.

Financial Review of the Combined Financial Statements

We have reviewed the accompanying combined financial statements of Blushington Holdings Inc. and its affiliates (the "Company", see Note 1 to the financial statements), which comprise the combined balance sheet as of December 31, 2023 and December 31, 2022 and the related statements of income, equity, and cash flows for the period of January 1, 2022 through December 31, 2023, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements of Blushington Holdings Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
May 27, 2024





Blushington Holdings, Inc
COMBINED BALANCE SHEETS
December 31, 2023 and 2022
(Unaudited)

ASSETS		2023		2022
Current Assets				
Cash and cash equivalents	$	5,677	$	27,882
Accounts Receivable		10,018		8,700
Prepaids		-		-
Total Current Assets		15,695		36,582
Property and Equipment, net		392,172		438,097
Total Assets	$	407,867	$	474,679
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts payable	$	20,661	$	2,156
Accrued expenses		2,452		1,820
Customer deposits		1,468		-
Taxes payable		2,429		3,025
Total Current Liabilities		27,010		7,001
Total Liabilities		27,010		7,001
Members' Equity				
Members' equity		380,857		467,678
Total Members' Equity		380,857		467,678
Total Liabilities and Members' Equity	$	407,867	$	474,679

The accompanying footnotes are an integral part of these financial statements.

Blushington Holdings, Inc
COMBINED INCOME STATEMENTS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Revenues	$ 509,444	$ 179,541
Cost of revenues	(363,819)	(199,955)
Gross Profit	145,626	(20,415)
Operating Expenses		
Sales and marketing	135,153	224,467
General and administrative	101,272	70,591
Salaries and wages	743,102	797,445
Rent	343,018	119,106
Professional services	307,794	277,931
Depreciation and amortization	45,925	15,483
Total Operating Expenses	1,676,264	1,505,024
Other Income		
Other income/expense	(2,428)	149
Interest expense	(732)	-
Total Other income (expense)	(3,160)	149
Net Income (Loss)	$ (1,533,798)	$ (1,525,290)

The accompanying footnotes are an integral part of these financial statements.

Blushington Holdings, Inc
COMBINED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	Member Contribution	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Balance as of December 31, 2021	$ -	$ -	$ -
Contributions from member	1,992,968	-	1,992,968
Net loss	-	(1,525,290)	(1,525,290)
Balance as of December 31, 2022	1,992,968	(1,525,290)	467,678
Contributions from member	1,446,977	-	1,446,977
Net loss	-	(1,533,798)	(1,533,798)
Balance as of December 31, 2023	$ 3,439,945	$ (3,059,088)	$ 380,857

The accompanying footnotes are an integral part of these financial statements.

Blushington Holdings, Inc
COMBINED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,533,798)	$ (1,525,290)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	45,925	15,483
Changes in operating assets and liabilities:		
Accounts receivable	(1,318)	(8,700)
Accounts payable	18,505	2,156
Accrued expenses	36	4,845
Customer deposits	1,468	
Net cash provided by (used in) operating activities	(1,469,182)	(1,511,506)
Cash Flows from Investing Activities		
Machinery and Equipment	-	(453,580)
Net cash used in investing activities	-	(453,580)
Cash Flows from Financing Activities		
Contributions from related party	1,446,977	1,992,968
Net cash used in financing activities	1,446,977	1,992,968
Net change in cash and cash equivalents	(22,205)	27,882
Cash and cash equivalents at beginning of period	27,882	-
Cash and cash equivalents at end of period	$ 5,677	$ 27,882

The accompanying footnotes are an integral part of these financial statements.

BLUSHINGTON HOLDINGS, INC AND SUBSIDIARIES
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

NOTE 1 – Organization and Nature of Business

Blushington Holdings, Inc. was registered in Delaware on January 24, 2024. The Company provides an experiential brick and mortar makeup and beauty lounge that offers makeup and esthetic services as well as retail beauty brands. The Company has also developed a franchise program that is licensed to operate in 30+ US states. Included in these combined financial statements are operations of Blushington Holdings, Inc. and its wholly owned subsidiaries (collectively, which may be referred to as the "Company," "we," "us," or "our"), Cali Beauty LLC and Blushington Franchising, LLC ("Subsidiaries"). The Company's headquarters are in New York City, New York.

Cali Beauty, LLC was formed on December 4, 2020, under the name Blushington Digital, LLC, before filing an amendment on December 2, 2021, changing the name to Cali Beauty, LLC. On January 24, 2024, the Company acquired Cali Beauty, LLC. Blushington Franchising, LLC was formed on December 2, 2021. Although the Company was formed subsequent to the formation of Cali Beauty, LLC and Blushington Franchising LLC, for purposes of these financial statements, all prior activities of the subsidiaries have been combined with that of Blushington Holdings, Inc. for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the brand's operations as entities who conducted the core business prior to formation of Blushington Holdings Inc.

Since inception, the Companies have relied on advances from its affiliate, Blushington LLC (see Note 6), to fund its operations. As of December 31, 2023, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3).

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

The Company has cash deposited with a financial institution which at times may exceed the federal insurance limits of $250,000. The Company has not experienced any losses with amounts over the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of trade receivables recorded at original invoice amount less an estimated allowance for uncollectable accounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest, although a finance charge may be applied to receivables that are past due. Trade receivables are periodically evaluated for collectability based on past credit history with customers and their current financial condition. Changes in the estimated collectability of trade receivables that are deemed uncollectible are recorded against the allowance and the estimate is revised accordingly. The Company does

FS - 9

BLUSHINGTON HOLDINGS, INC AND SUBSIDIARIES
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

not require collateral for trade receivables. As of December 31, 2023 and 2022, allowance for doubtful accounts was $0.

As of December 31, 2023 and 2022, the Company has accounts receivables of $10,018 and $8,700, respectively. The receivables are comprised of in store sales collected and but not yet deposited into the Company's bank account.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Long-Lived Assets

Management periodically reviews long-lived assets, consisting primarily of property and equipment with finite lives, for impairment. In analyzing potential impairment, management uses projections of future undiscounted cash flows from the assets. These projections are based on management's view of growth rates for the related business, anticipated future economic conditions. If the undiscounted cash flows indicate impairment, management would estimate fair value. Estimate fair values would take into account appropriate discounts of the cash flows for risk or other estimates of fair value. Management believes that these estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. There was no impairment of long-lived assets with definite lives in 2023 and 2022.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:
  i.   Identification of the promised goods in the contract;
  ii.   Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
  iii. Measurement of the transaction price, including the constraint of variable consideration;
  iv.   Allocation of the transaction price of the performance obligations; and
  v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The Company's brick-and-mortar store provides blowouts, makeup and other esthetic services while also is a retail shop for beauty products. The Company also offers on location esthetic services. The Company's performance obligation is satisfied in real time upon the completion of the service or sale of consumer goods. As of December 31, 2023 and 2022 the Company has deferred revenue of $1,468 and $0, respectively related to revenue collected for a prepaid event.

Customer Deposits

The Company requires deposits for all in-store and on-location events/services. The Company collects the deposit upon booking for all services. For on-location services, all cancelations with less than 72 hours' notice the customer is to be refunded 50% of the booking. For in store services all cancelations with 24 hours of the service a $25 fee is charged. 100% of the deposit is charged in the case of no shows for both on-location and in-store services.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has no liabilities for uncertain tax positions at December 31, 2023 and 2022. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Accounting Pronouncements Adopted in 2022

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On February 3, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. As the Company's leases are month-to-month or de minimis amounts, adoption of the new guidance resulted in no ROU assets and lease liabilities.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate based on the information available at commencement date in determining the present value of lease payments. The Company's leases are all on a short-term rent basis for the years ended December 31, 2023 and 2022.

Date of Management's Review

The financial statements include management's evaluation and consideration of events and transactions that have occurred subsequent to the date of the financial statements through July 1, 2024 the date at which these financial statements were available to be issued.

Note 3 – Liquidity and Going Concern Considerations

BLUSHINGTON HOLDINGS, INC AND SUBSIDIARIES
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company sustained a net loss of approximately $1.5 million for the year ended December 31, 2023 and has an accumulated deficit of approximately $3.06 million and working capital of approximately $10,000 at December 31, 2023. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company is working towards a plan which should enable its ability to grow. During 2024, the Company has begun the process of a crowd funding raise of up to $1.235M. The Company has also been successful in securing a new franchisee which will begin operations during 2024.

NOTE 4 – FIXED ASSETS

Fixed assets on December 31, 2023, and 2022 consist of the following:

	2023	2022
Computers and Equipment	2,662	4,794
Furniture and Fixtures	13,573	13,573
Leasehold Improvements	428,905	428,905
Signage	8,440	8,440
Accumulated Depreciation	(61,407)	(15,483)
Total	$ 392,172	$ 438,097

Depreciation expense for the years ended December 31, 2023 and 2022 was $45,925 and $15,483, respectively.

NOTE 5 – RELATED PARTY CONTRIBUTIONS

For the years of 2023 and 2022, the subsidiary companies received contributions from its affiliate Blushington LLC. The Company has used these contributions as its primary source of funds for its operations. The affiliate was tasked with the purchasing and management of inventory, funding payroll and other contractor payments as well as the leasehold improvements incurred in the build out of the brick-and-mortar store. As of December 31, 2023 and 2022, the total amount of the contributions from related parties was $3,439,945 and $1,992,968, respectively.

Upon the restructuring of the Company, management analyzed and reorganized the operations of the affiliate Blushington LLC. The Company has relinquished the affiliate of all of the tasks mentioned above and will now be tasked with the management of its subsidiaries. Within the reorganization, the related party contributions made to subsidiaries will be absorbed by the Company.

NOTE 6 – EQUITY

Upon formation, Blushington Holdings, Inc. is authorized to issue 10,000,000 shares of Common Stock, $0.0001 par value per share. The Company has signed a contribution agreement in 2024 to contribute Cali Beauty, LLC and Blushington Franchising, LLC to Blushington Holdings, Inc. from Blushington LLC, a legacy entity under common control and management of the founders.

NOTE 7 – INCOME TAX PROVISION

The subsidiary companies are limited liability companies, treated as partnerships for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Any uncertain tax position taken by a member is not an uncertain position of the Company.

BLUSHINGTON HOLDINGS, INC AND SUBSIDIARIES
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

The Company will be taxed as a C Corporation in 2024 after its first year of operations.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space on a month-to-month basis.

Commercial Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

NOTE 9 – SUBSEQUENT EVENTS

Capital Raising

As of the date of management's evaluation (see Note 2), the Company has raised additional capital of approximately $210,000. The Company has issued SAFEs in exchange for such capital at agreed upon valuation caps.

Franchise Sale

Upon the completion of the development of their franchise program and all state requirements, the Company has the ability to sell franchises in over 30 states. In January 2024 franchising sales launched and the first franchise was sold in April. The Franchise fee has been waived in this sale.

Line of Credit

The related parties have extended the Company a LOC in 2024. LOC advances to the date of management's representation total approximately $500,000. The Company will use part of the proceeds of the REG CF raise to repay approximately $250,000 of the LOC balance.

Sublease Agreement

Starting on July 1, 2024, the Company amended its sublease agreement with Blushington LLC and reduced its monthly rent cost from $24,000 a month to $10,000.

Crowdfunded Offering

The Company intends to offer (the "Crowdfunded Offering") the sale of up to $1,235,000 in Common Stock. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,235,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended, in order to receive any funds.